SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year Ended December 31, 2007

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission File Number 0-1999

Full Title of Plan:

Kentucky Investors, Inc.,
and Affiliated Companies Retirement Savings Plan and Trust

Name of issuer of the securities held pursuant to the plan and the address of its principal office:

Kentucky Investors, Inc., and
Investors Heritage Life Insurance Company
200 Capital Avenue, P. O. Box 717
Frankfort, Kentucky 40602

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the under-signed hereunto duly authorized.

KENTUCKY INVESTORS, INC., AND AFFILIATED
COMPANIES RETIREMENT SAVINGS PLAN AND TRUST

Date: June 26, 2008

BY: ______________________
Harry Lee Waterfield II
Chairman of the Board, President
Kentucky Investors, Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Harry Lee Waterfield II and Raymond L. Carr, being the President and Vice President, Chief Financial Officer, respectively, of Kentucky Investors, Inc., hereby certify as of this 26th day of June, 2008, that the Form 11-K for the year ended December 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Kentucky Investors, Inc., and Affiliated Companies Retirement Savings Plan and Trust.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Kentucky Investors, Inc. and will be retained by Kentucky Investors, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

KENTUCKY INVESTORS, INC.

BY: Harry Lee Waterfield II
President

DATE: June 26,2008

BY: Raymond L. Carr
Vice President - Chief Financial Officer

DATE: June 26, 2008

Financial Statements

KENTUCKY INVESTORS INC AND AFFILIATED COMPANIES RETIREMENT SAVINGS PLAN AND TRUST

December 31, 2007 and 2006

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Audited Financial Statements

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statement of net assets available for benefits of the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust (the "Plan") as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Mountjoy & Bressler, LLP

Louisville, Kentucky
June 20, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
Kentucky Investors, Inc.

We have audited the accompanying statement of net assets available for benefits of Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 17, 2007
Cincinnati, Ohio

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2007	**2006**
Assets		
Investment in securities of Sponsoring Companies at fair value:		
Kentucky Investors, Inc. common stock – 293,798 and 287,884 shares – cost $5,254,302 and $5,073,136 for 2007 and 2006, respectively	**$ 8,152,890**	$ 7,844,827
Investment in mutual funds:		
Vanguard 500 Index Fund – cost $84,123 and $51,922 for 2007 and 2006, respectively	**93,791**	59,805
Fidelity Puritan Fund – cost $31,995 for 2007	**29,603**	–
Goldman Sachs Money Market – cost $41,900 for 2007	**41,900**	–
Cash	**70**	–
Accrued investment income	**–**	140
Net assets available for benefits	**$ 8,318,254**	$ 7,904,772

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31 2007	2006
Dividend and interest income	$ **118,343**	$ 107,124
Contributions:		
Participating employers	**234,080**	215,485
Participants	**254,580**	235,439
	488,660	450,924
Distributions to participants	**(320,187)**	(246,188)
Administrative expenses	**(4,250)**	–
	282,566	311,860
Net realized and unrealized appreciation in aggregate fair value of investments	**130,916**	1,072,608
Net increase in assets available for benefits	**413,482**	1,384,468
Net assets available for benefits at beginning of year	**7,904,772**	6,520,304
Net assets available for benefits at end of year	$ **8,318,254**	$ 7,904,772

See accompanying notes.

Kentucky Investors, Inc. and Affiliated Companies
Retirement Savings Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust (the Plan) are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are stated at fair value based upon quoted market prices on the last business day of the Plan year. Quoted market prices are based on the last reported sales price on the last business day of the year, and securities traded in the over-the-counter market for which no sale was reported on that date are valued at bid quotations. Stock distributions are recorded on an average cost basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan that was established as an incentive to eligible employees of Kentucky Investors, Inc. (Kentucky Investors), Investors Heritage Life Insurance Company (Investors Heritage), and Investors Heritage Printing, Inc. (collectively, the Sponsoring Companies).

Participants have the option of investing contributions in either Kentucky Investors common stock or select mutual funds. A participant can change the election of future contributions quarterly.

2. Description of the Plan (continued)

All employees completing 1,000 or more hours of service within the year are eligible to participate. Employees who meet the eligibility requirements and elect to participate are entitled to make voluntary contributions, subject to federal regulations. The Sponsoring Companies will then contribute an amount equal to the employee contributions, up to 10% of the employee's eligible compensation, if the selected investment option is Kentucky Investors stock. If the selected investment option consists of mutual funds, the Sponsoring Companies will contribute an amount equal to 10% of the employee contributions, up to 10% of the employee's eligible compensation. At their discretion, the Sponsoring Companies may contribute an amount greater than the employee contributions, subject to certain limitations.

The Plan is administered by a committee appointed by the Board of Directors of Kentucky Investors and the Plan trustee is Farmers Bank and Capital Trust Company of Frankfort, Kentucky. Purchases of investments by the trustee for the Plan may be made in open market transactions with unrelated parties or may be purchased directly from Kentucky Investors or Investors Heritage.

Each participant's account is credited with the participant's contributions and an allocation of (a) Employer contributions and (b) Plan earnings. In addition, each participant's account may be charged with an allocation of administrative expenses. Allocations are based on participant elective contributions or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts shall first be applied to the restoration of forfeitures and then shall be used to reduce future employer contributions at the discretion of the Sponsoring Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participants are fully vested as to employee contributions. Participants are partially vested as to their share of employer contributions after two years of service and fully vested after six years. Participants who reach the normal retirement age while employed by the company also will be fully vested. On termination of service for death, disability, or retirement, a participant may elect to receive either a lump-sum amount or monthly, quarterly, or annual installments equal to the vested value of his or her account in the form of the investments allocated to their account. Prior to selling, or otherwise disposing of any Kentucky Investors common stock held within the Plan, a former participant must first offer to sell it to the Sponsoring Companies at fair market value as determined by an independent appraiser.

2. Description of the Plan (continued)

When an employee withdraws from the Plan, the nonvested portion of the participating employer's contributions is forfeited. If a terminated employee returns to employment within five years, the Plan would be required to reinstate the participant's account upon repayment of amounts previously distributed to the employee.

Although it has expressed no intention to do so, the Board of Directors of Kentucky Investors is authorized to amend or terminate the Plan at any time. Further, the Board of Directors of any of the Sponsoring Companies may, at any time, terminate the Plan with respect to the employees of that company. Should the Plan be terminated, each participant's account would become 100% vested.

More detailed information concerning the Plan may be found by consulting the *Summary Plan Description.*

3. Investment Options

The Plan provides for separate investment programs with separate funds. As of December 31, 2007, assets of the Plan were held in Kentucky Investors Common Stock, the Vanguard 500 Index Fund, the Fidelity Puritan Fund and the Goldman Sachs Money Market Fund. As of December 31, 2006, assets of the Plan were held in Kentucky Investors Common Stock and the Vanguard 500 Index Fund. Participants have the option of receiving payment of the Kentucky Investors Common Stock dividend or having the dividends reinvested in the Plan.

The Plan's investments (including investments bought, sold, and held during the year) changed in value as follows:

	Year Ended December 31	
	2007	**2006**
Net realized and unrealized appreciation (depreciation) in aggregate fair value of investments:		
Common stock	**$ 131,517**	$ 1,066,596
Mutual fund	**(601)**	6,012
	$ 130,916	$ 1,072,608

3. Investment Options (continued)

The Plan's investments in common stock of Kentucky Investors, Inc. represented more than 5% of the Plan's net assets at December 31, 2007 and 2006.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code. Accordingly, a provision for federal income taxes has not been made.

5. Transactions with Related Parties

The Plan has investments in common stock of Kentucky Investors, Inc.

Certain administrative expenses for the Plan have been paid by the Sponsoring Companies. The Plan was charged $4,250 for administrative services in connection with the independent valuation of Kentucky Investors, Inc. common stock during 2007.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of financial condition.

7. Contributions

Contributions made by the Sponsoring Companies and their participating employees during the years ended December 31, 2007 and 2006, were as follows:

	Investors Heritage	Investors Heritage Printing, Inc.	Total
Year ended December 31, 2007			
Contributions:			
Participating employers	**$ 220,925**	**$ 13,155**	**$ 234,080**
Participants	**241,425**	**13,155**	**254,580**
Year ended December 31, 2006			
Contributions:			
Participating employers	$ 202,806	$ 12,679	$ 215,485
Participants	222,760	12,679	235,439

8. Concentration of Credit Risk

Included in investments at December 31, 2007 and 2006 are shares of the Sponsor's common stock amounting to $8,152,890 and $7,844,827, respectively. This investment represents 98% and 99% of total investments at December 31, 2007 and 2006, respectively. A significant decline in the market value of the Sponsor's stock would significantly affect the net assets available for benefits.

9. Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS 157, *Fair Value Measurements* (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective as of the beginning of the 2008 plan year. Management is currently evaluating the impact of adopting SFAS 157 and does not expect the adoption to have a material impact on the Plan's financial statements.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust of our report dated June 20, 2008, with respect to the financial statements of the Kentucky Investors Inc. and Affiliated Companies Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Mountjoy & Bressler, LLP

Louisville, Kentucky
June 20, 2008

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-115680) pertaining to the Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust of our report dated May 17, 2007, with respect to the 2006 financial statements of the Kentucky Investors, Inc. and Affiliated Companies Retirement Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

Ernst & Young LLP

Cincinnati, Ohio
June 23, 2008